UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41869

Captivision Inc.

(Exact name of registrant as specified in its charter)

298-42 Chung-buk Chungang-ro Chung-buk,

Pyeong-taek, Gyounggi, Republic of Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

.

Half-Year Financial Results

On September 30, 2024, Captivision Inc. (the "Company") issued a press release reporting its financial results for the six months ended June 30, 2024, and provided a summary of recent financing and business activities. A copy of the press release and the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2024 are furnished as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-k.

Dismissal of Independent Registered Public Accounting Firm

On October 2, 2024, the Audit Committee (the “Audit Committee”) of the Board of Directors (the “Board”) of the Company approved the conclusion of the engagement and dismissal of CKP, LLP (“CKP”) as the Company’s independent registered public accounting firm, effective October 2, 2024.

The audit reports of CKP on the Company’s financial statements as of and for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two most recent fiscal years ended December 31, 2022 and 2023 and the subsequent interim period through the effective date of CKP’s dismissal, (i) there were no disagreements between the Company and CKP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of CKP, would have caused it to make reference thereto in its reports on the Company’s financial statements for such fiscal years and (ii) there were no reportable events, as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided a copy of the foregoing disclosure to CKP and requested that CKP furnish it with a letter addressed to the Securities and Exchange Commission stating whether CKP agrees with the above statements, as required by Item 304(a)(3) of Regulation S-K. A copy of CKP’s letter, dated October 4, 2024, is filed herewith as Exhibit 16.1.

Appointment of Independent Registered Public Accounting Firm

On October 2, 2024, the Audit Committee approved the appointment of UHY, LLP (“UHY”) as the Company’s new independent registered public accounting firm, effective October 2, 2024.

During the fiscal years ended December 31, 2023 and 2022, and the subsequent interim period through the effective date of UHY’s engagement, neither the Company nor anyone on behalf of the Company, consulted with UHY with respect to either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and no written report or oral advice was provided by UHY to the Company that UHY concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue or (ii) any matter that was the subject of either a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

Consulting Agreement

On September 30, 2024, Captivision Korea, Inc., a corporation (chusik hoesa) organized under the laws of the Republic of Korea (“Captivision Korea”) and wholly owned subsidiary of the Company entered into a Consulting Agreement (the “Consulting Agreement”) with Houng Ki Kim, pursuant to which Mr. Kim agreed to provide Captivision Korea with management consulting services related to (x) to identifying and proposing financing options, (y) establishing financial policies and guidelines and (z) optimizing operational efficiency (collectively, the “Services”). As consideration for the Services, the Company shall issue to Mr. Kim (i) 100,000 of its ordinary shares, par value $0.0001 per share (“Shares”) upon the execution of the Consulting Agreement and (ii) 10,000 Shares on a

monthly basis for the duration of the Consulting Agreement. Furthermore, if Mr. Kim advises Captivision Korea on a successful financing he shall receive an additional fee from Captivision Korea equal to 5% of any funds raised. He shall also be entitled to up to $15,000 a month in reimbursement by Captivision Korea for any expenses incurred in connection with providing the Services.

Mr. Kim has agreed not to engage with United States persons or entities or undertake any solicitation in or through any means of interstate commerce in the United States in connection with the performance of the Services.

The term of the Consulting Agreement is from September 1, 2024 to December 31, 2024, with a mutual option to extend until December 31, 2025.

The issuance of the Shares will be made in reliance on an exemption for private offerings pursuant to Section 4(a) (2) of the Securities Act. The foregoing description of the Consulting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Consulting Agreement, a copy of which is attached hereto as Exhibit 10.1 and the terms of which are incorporated herein by reference.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Consulting Agreement, dated September 30, 2024, by and between Captivision Korea, Inc. and Houng Ki Kim.
16.1	Letter of CKP, LLP dated October 4, 2024.
99.1	Press Release dated September 30, 2024.
99.2	Unaudited Interim Condensed Consolidated Financial Statements of Captivision Inc. for the Six Months Ended June 30, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Captivision Inc.

By:	/s/ Gary R. Garrabrant
Name:	Gary R. Garrabrant
Title:	Chairman and Chief Executive Officer

Date: October 4, 2024